SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 22 September 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

BP p.l.c. was notified on 22 September 2008 by Fidelity Stock Plan Services LLC that Ms S Bott, a person discharging managerial responsibility in BP p.l.c., received 3,670 BP ADS's (ISIN number US0556221044), equivalent to 22,020 ordinary shares, on 6 September 2008 as a result of the vesting of an award made under the BP Restricted Share Plan. 1,320 BP ADS's (equivalent to 7,920 ordinary shares) were disposed of on 6 September 2008 at $54.03 per ADS to meet the tax liability on the award of these shares. The remaining 2,350 ADS's (equivalent to 14,100 ordinary shares) were retained.

This notice is given in fulfilment of the obligation under DTR3.1.4R

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 22 September 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary